January 21, 2026

Leonard J. Sokolow
Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Road
Pompano Beach, Florida 33069

       Re: SKYX Platforms Corp.
           Registration Statement on Form S-3
           Filed January 16, 2026
           File No. 333-292797
Dear Leonard J. Sokolow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Jurgita Ashley